File No. 70-9701

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 8
                        (Post-Effective Amendment No. 3)
                                       to
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                             SOUTHERN POWER COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

           Tommy Chisholm, Corporate Secretary and Assistant Treasurer
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                    (Names and address of agents for service)

          This Commission is requested to mail signed copies of all orders, notices and communications to:

       Thomas A. Fanning                               Cliff S. Thrasher
Executive Vice President, Chief                    Senior Vice President and
Financial Officer and Treasurer                     Chief Financial Officer
      The Southern Company                          Southern Power Company
   270 Peachtree Street, N.W.                     270 Peachtree Street, N.W.
     Atlanta, Georgia 30303                         Atlanta, Georgia 30303


     Walter M. Beale, Esq.                          John D. McLanahan, Esq.
      Balch & Bingham LLP                            Troutman Sanders LLP
    1901 Sixth Avenue North                       600 Peachtree Street, N.E.
           Suite 2600                                     Suite 5200
 Birmingham, Alabama 35203-2628                   Atlanta, Georgia 30308-2216


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                              INFORMATION REQUIRED

This Amendment No. 8 (Post-Effective Amendment No. 3) replaces Amendment No. 7 (Post-Effective No. 2) in its entirety.

Item 1.       Description of Proposed Transactions.

              The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Southern Power Company ("Southern Power") is a public utility company subsidiary of Southern.

              By order dated December 27, 2000 (the "2000 Order"), the Securities and Exchange Commission (the "Commission") authorized Southern to form NewCo,1 a new subsidiary, and approved certain financing authority for NewCo. In the application/declaration, as amended, NewCo requested the authority for it and its subsidiaries to pay dividends to Southern out of capital or unearned surplus to the extent permitted by the applicable law and without impairing the rights of the holders of existing securities. Under the 2000 Order, the Commission reserved jurisdiction over the payment by NewCo of dividends out of capital or unearned surplus pending completion of the record. The Commission also reserved jurisdiction over transactions that would cause the common equity component of NewCo's consolidated capitalization to fall below 30%.

              Since December 27, 2000, Southern Power has commenced operations as contemplated by the 2000 Order, has acquired and/or constructed several generating plants in the Southeastern United States, and is currently selling power from a number of these plants, predominantly under long-term power purchase agreements ("PPAs") with creditworthy counterparties. Under the terms of Southern Power's credit facility with a number of banks, borrowed funds for the construction of generating plants are unavailable until such time as all regulatory approval of the PPAs applicable to such plants have been obtained. Accordingly, during the period between commencement of construction and the obtaining of all requisite regulatory approval of a PPA under which power from a plant will be sold, the generating plant must be financed totally with equity from Southern, a large portion of which resulted from the conversion of notes payable to Southern into capital contributions. This has resulted in Southern Power having $921.6 million of capital surplus at June 30, 2003, and a ratio of common equity to total capitalization (including notes payable) of 48.6%.

____________________________

1 NewCo is presently known as Southern Power Company, a Delaware corporation.


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              In June, 2002, Southern Power issued $575 million in senior notes and used the proceeds therefrom to repay bank debt and notes payable to Southern. By March, 2003, Southern Power's notes payable to Southern were in excess of $200 million, and the decision was made to convert $190 million of these notes payable to a capital contribution. In July, 2003, Southern Power issued another $575 million in senior notes. The proceeds from the sale were used to repay a substantial portion of existing short-term indebtedness, to settle interest rate hedges and for general corporate purposes. If the notes payable to Southern had not been converted into paid-in capital in March, 2003, the proceeds could also have been used to reduce this indebtedness to Southern with no further authority from the Commission. In order to accomplish the same result of returning this capital to Southern, while at the same time maintaining an appropriate level of retained earnings and an otherwise strong balance sheet, Southern Power proposes to declare dividends out of capital or unearned surplus in amounts not to exceed $190 million, the amount of the notes payable to Southern converted in March, 2003.

              Under its bank credit facility, Southern Power's ratio of common equity to total capitalization must be maintained at a level of 35% or higher. Moreover, certain of the offering documents for Southern Power's senior notes contemplate an equity ratio at such level. The senior notes, the bank facility and Southern Power, as issuer, are all rated BBB+ by Standard & Poors Ratings Service and Baa1 by Moody's Investors Services. These ratings reflect the recognition that a common equity ratio of 35% is both acceptable and traditional for a credit worthy utility, and is the appropriate ratio for Southern Power. After giving effect to the payment to Southern of the $190 million of dividends contemplated by this amendment, Southern Power's ratio of common equity to total capitalization (including notes payable) would be 43.5% at June 30, 2003.

              Therefore, Southern Power now requests that the Commission release jurisdiction over the payment of dividends by Southern Power out of capital or unearned surplus in amounts not to exceed $190 million and in accordance with applicable Delaware law, so long as the payment of such dividends would not cause the common equity component of Southern Power's consolidated capitalization to fall below 35%. Item 2. Fees, Commissions and Expenses.


Item 2.       Fees, Commissions and Expenses.

               The fees, commissions and expenses to be incurred in connection herewith are estimated to be approximately $20,000.



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Item 3.       Applicable Statutory Provisions.

              Southern Power considers that Section 12 of the Act and Rule 46 under the Act may be applicable to the proposed transactions.

              To the extent that other sections of the Act or the rules thereunder are deemed to be applicable to the transactions described herein, such sections and rules should be considered to be set forth in this Item 3.

              Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

              Southern currently meets all of the conditions of Rule 53(a). At June 30, 2003, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $343.6 million, 2 or 6.92% of Southern's $4.964 billion "consolidated retained earnings," also as defined in Rule 53(a)(1).

              In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) is, by its terms, inapplicable since the requirements of paragraphs 53(a) and 53(b) are satisfied.

Item 4.       Regulatory Approval.

              No state or federal regulatory agency, other than the Commission, has jurisdiction over the proposed transactions.


____________________________

2 Although Southern owns all of the equity in four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.), Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. (See Southern's application on Form U-1, File No. 70-9272, for further information.) Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to SE Finance Capital Corp. II, SE Finance Capital Corp. or to SE Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $393 million as of June 30, 2003.

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Item 5.       Procedure.

              Southern Power hereby requests that the Commission's order be issued as soon as the rules allow. Southern Power hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission, consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.       Exhibits and Financial Statements.

(b) Financial Statements.

              Balance Sheet of Southern at June 30, 2003. (Designated in Southern's Form 10-Q for the quarter ended June 30, 2003, File No. 1-3526.)

              Statements of Income of Southern for the period ended June 30, 2003. (Designated in Southern's Form 10-Q for the quarter ended June 30, 2003, File No. 1-3526.)

              Balance Sheet of Southern Power at June 30, 2003. (Designated in Southern Power's Form 10-Q for the quarter ended June 30, 2003, File No. 333-98553.)

              Statements of Income of Southern Power at June 30, 2003. (Designated in Southern Power's Form 10-Q for the quarter ended June 30, 2003, File No. 333-98553.)

              Since June 30, 2003, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Southern or Southern Power from that set forth in or contemplated by the foregoing financial statements.

 Item 7.      Information as to Environmental Effects.

              (a) The issuance of an order by the Commission with respect to the proposed transaction will not constitute a major federal action significantly affecting the quality of the human environment.

              (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transaction.

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                                   SIGNATURES

              Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned hereunto duly authorized.

Date:  September 25, 2003
                                         THE SOUTHERN COMPANY


                                         By:  /s/Tommy Chisholm
                                               Tommy Chisholm
                                           Corporate Secretary and
                                             Assistant Treasurer

                                         SOUTHERN POWER COMPANY


                                         By:  /s/Tommy Chisholm
                                               Tommy Chisholm
                                                 Secretary



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